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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31505

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____02/01/2013____ AND ENDING ____01/31/2014____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIBERTY ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 Fifth Avenue, 15th Floor

(No. and Street)

New York   New York   10017

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sidney W. Azriliant   (212) 869-8224

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA

(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, <u>Sideny W.Azriliant</u> , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
<u>Liberty Associates, Inc</u> , as
of <u>January 31</u> , 20 <u>14</u> , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

<u>N/A</u>

DAVID S. FRYDMAN
Notary Public, State of New York
No. 02FR4992219
Qualified in Westchester County
Commission Expires February 24, 2 18

_____
Signature

President
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Liberty Associates, Inc.

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended January 31, 2014
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

January 31, 2014

LIBERTY ASSOCIATES, INC
January 31, 2014

Contents

United States Securities and Exchange Commission's

Independent Accountants' Report **1**

Financial Statements

Supplementary Information

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Liberty Associates, Inc.

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Liberty Associates, Inc. as January 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the presentation and fair presentation of these financial statements with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Associates, Inc. as of January 31, 2014, and results of operations and its

1

cash flows for the year then ended in accordance with principles generally accepted in the United States of America.

Other Matters

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Net Capital Computation is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information in the Net Capital Computation has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the Net Capital Computation is fairly stated in all material respects in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
March 28, 2014

Liberty Associates, Inc.
BALANCE SHEET
As of January 31, 2014

ASSETS

CURRENT ASSETS

Cash In Bank	$	9,189.36
Investments		51,241.05
Total Current Assets		60,430.41

PROPERTY AND EQUIPMENT

TOTAL ASSETS	$	60,430.41

Liberty Associates, Inc.
BALANCE SHEET
As of January 31, 2014

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accrued Liabilities	$ 7,227.00
Total Current Liabilities	7,227.00

LONG-TERM LIABILITIES

Note Payable	2,500.00
Total Long-Term Liabilities	2,500.00
Total Liabilities	9,727.00

STOCKHOLDERS' EQUITY

Capital Stock, no par value, two hundred shares authorized, 100 shares issued and outstanding	5,000.00
Paid in Excess	110,000.00
Retained Earnings	(64,296.59)
Total Stockholders' Equity	50,703.41
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 60,430.41

Liberty Associates, Inc.
Statements of Operations and Changes in Net

	12 Months Ended January 31, 2014
Revenues	
Commissions Earned	$ 15,815.00
Other Income	9,178.50
Dividend Income	1,110.38
Gain(loss) on security trading	7,294.68
Total Revenues	33,398.56
Operating Expenses	
Employee compensation and ben	10,543.00
Floor brokerage, exchange, and c	10,230.31
Communications and data proces	1,416.00
Occpancy	2,232.00
Other expenses	12,705.63
Total Operating Expenses	37,126.94
Operating Income (Loss)	(3,728.38)
Net Income (Loss)	$ (3,728.38)

Liberty Associates, Inc.
STATEMENT OF RETAINED EARNINGS

	12 Months Ended January 31, 2014	
Beginning of Period	$	(49,123.21)
Plus: Net Income	$	(3,728.38)
Plus: Prior Period Adjustment	$	(11,445.00)
Less: Dividends Paid		0.00
RETAINED EARNINGS END OF PERIOD	$	(64,296.59)

Liberty Associates, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended January 31, 2014

	2014
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (3,728.38)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Prior Period Adjustment	(11,445.00)
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Other	3,039.94
Increase (Decrease) in Operating Liabilities:	
Accrued Liabilities	(2,130.00)
Total Adjustments	(10,535.06)
Net Cash Provided By (Used in) Operating Activities	(14,263.44)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Notes Payable Borrowings	2,500.00
Proceeds From Sale of Stock	20,000.00
Net Cash Provided By (Used In) Financing Activities	22,500.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,236.56
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	952.80
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 9,189.36

7

LIBERTY ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JANUARY 31, 2014

	Common Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at February 1, 2013	5,000	$ 5,000	5,000	$ 90,000	-	$ -	$ (49,124)	$ 45,876
Net Income	-	-	-	-	-	-	(3,728)	$ (3,728)
Capital Transactions	-	-	-	20,000	-	-	-	20,000
Prior Period Adjustments	-	-	-	-	-	-	(11,445)	(11,445)
Balance at January 31, 2014	5,000	$ 5,000	5,000	$ 90,000	-	$ -	$ (64,297)	$ 50,703

The footnotes are an integral part of the financial statements.

8

LIBERTY ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
January 31, 2014

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Liberty Associates, Inc. (the Company) was incorporated in the State of New York effective February 15, 1984. The Company has adopted a fiscal year ending January 31st.

Description of Business

The Company, located in New York, NY is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under an exemption pursuant to exemptive provision under Rule 15c3-3(k)(1) – limited business.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the commission statements.

Income taxes
Effective February 15, 1984, the Company began operations. Federal income taxation occurs at the entity level.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LIBERTY ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
January 31, 2014

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended January 31, 2014, the Company did not have any components of Comprehensive Income to report.

Concentrations - Revenue

The Company has revenue concentrations; the company specializes in private placements of real estate.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate it's net capital requirement under the alternative reserve requirement method.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions under Rule 15c-3-3(k)(1) – limited business.

LIBERTY ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
January 31, 2014

NOTE D – CONCENTRATION OF CREDIT RISK

At January 31, 2014, the Corporation maintained a cash balance in a bank account and a balance of $11,445 in a money market fund. The bank account is insured by the Federal Deposit Insurance Corporation up to $250,000, and at January 31, 2014 is fully insured. The money market fund is unsecured. Accordingly, the Corporation is subject to credit risk from this concentration.

NOTE E – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE F – COMMITMENTS AND CONTINGENCIES

Liberty Associates, Inc. does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE G – FAIR VALUE MEASUREMENTS

Fair values of assets measured on a recurring basis at January 31, 2014 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
January 31, 2014		
Money Market Funds	$ 0.00	$ 0.00
Marketable Securities	51,241	51,241
Total	$51,241	$51,241

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions.

NOTE H – FAIR VALUE

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

LIBERTY ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
January 31, 2014

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
January 31, 2014		
Money Market Funds	$ 0.00	$ 0.00
Marketable Securities	51,241	51,241
Total	$51,241	$51,241

NOTE I – MONEY MARKET FUNDS AND MARKETABLE SECURITIES

Cost and fair value of money market funds and marketable securities at January 31, 2014 are as follows:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value
January 31, 2014				
Available for sale:				
Money Market Funds	0	0	0	0
Marketable Securities	30,053	21,188		51,241
Totals	30,053	21,188	0	51,241

The fair value of money market funds and market securities have been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

NOTE J – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 28, 2014, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended January 31, 2014

Liberty Associates, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended January 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$ 50,703.00
Nonallowable assets:		
Property and equipment	0.00	
Accounts receivable – other	0.00	0.00
Other Securities	0.00	
Exempted Securities	0.00	
Other Charges	0.00	
Haircuts	5,232.00	
Undue Concentration	0.00	(5,232.00)
Net allowable capital		$ 45,471.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 648.79
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 40,471.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 9,727.00
Percentage of aggregate indebtedness to net capital	21.39%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of January 31, 2014	$ 54,256.00
Adjustments:	
Change in Equity (Adjustments)	(11.446.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	2,661 .00
Change in Undue Concentration	(0.00)
NCC per Audit	45,471.00
Reconciled Difference	$ (0.00)

Liberty Associates, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended January 31, 2014

Exemptive Provisions Rule 15c3-3

The Company operates under an exemption pursuant to exemptive provision under Rule 15c3-3 (k)(1) – limited business.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at February 1, 2013	$ -
Additions	-
Reductions	-
Balance of such claims at January 31, 2014	$ -

REPORT ON INTERNAL CONTROL

For the year ended January 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

March 28, 2014

Board of Directors
Liberty Associates, Inc.
36 West 44th Street
Suite 1100
New York, NY 10036-8224

In planning and performing my audit of the financial statements and supplemental schedules of
Liberty Associates, Inc. for the year ended January 31, 2014, I considered its internal control, in
order to determine my auditing procedures for the purpose of expressing my opinion on the
financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have
made a study of the practices and procedures followed by the company, including tests of such
practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in
making the periodic computations of aggregate indebtedness and net capital under rule 17a-
3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because
the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, I did not review the practices and procedures followed by the
Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of
    Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control,
and the practices and procedures referred to the preceding paragraphs. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls, and of the practices and procedures referred to in the
preceding paragraphs and to assess whether those practices and procedures can be expected to
achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the
practices and procedures are to provide management with reasonable, but not absolute assurance,
that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use of disposition, and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial
statements in accordance with accounting principles generally accepted in the United States. Rule
17a-5(g) lists additional objectives of the practices and procedures listed in the preceding
paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to
above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at January 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson, Jr., CPA